NO ACT

PE
1-15-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

09011537

Received SEC
MAR 2 5 2009
Washington, DC 20549

March 25, 2009

Carl Krasik
General Counsel
The Bank of New York Mellon Corporation
One Wall Street
10th Floor
New York, NY 10286

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-25-09

Re: The Bank of New York Mellon Corporation
Incoming letter dated January 15, 2009

Dear Mr. Krasik:

This is in response to your letter dated January 15, 2009 concerning the shareholder proposal submitted to The Bank of New York Mellon by the New England Carpenters Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Mark Erlich
Fund Chairman
Carpenters Benefit Funds
350 Fordham Road
Wilmington, MA 01887

March 25, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Bank of New York Mellon Corporation
Incoming letter dated January 15, 2009

The proposal urges, given the company's participation in the Capital Purchase Program established under the Troubled Asset Relief Program, that the board and its compensation committee implement specified executive compensation reforms that impose limitations on senior executive compensation.

We are unable to concur in your view that The Bank of New York Mellon may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that The Bank of New York Mellon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We note that The Bank of New York Mellon did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Raymond A. Be
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

THE BANK OF NEW YORK MELLON

Carl Krasik
General Counsel

January 15, 2009

By Overnight Courier and Email

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Bank of New York Mellon Corporation
Omission of Stockholder Proposal under Exchange Act Rule 14a-8

Ladies and Gentlemen:

This letter is being submitted by The Bank of New York Mellon Corporation, a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to a proposal submitted for inclusion in the Company's proxy materials (the "Proxy Materials") for its 2009 Annual Meeting of Stockholders (the "2009 Annual Meeting") by Mark Erlich on behalf of the New England Carpenters Pension Fund (the "Proponent") by letter dated November 12, 2008 (the "Letter"). A copy of the Letter, the proposal (the "Proposal") and the supporting statement (the "Supporting Statement") are attached to this letter as Exhibit A. We are also filing six hard copies of this letter and the related exhibit. Pursuant to Rule 14a-8(j), a copy of this letter is also being sent to the Proponent c/o Mr. Erlich.

The Company believes that the Proposal and Supporting Statement may be omitted from the Proxy Materials under Rule 14a-8(i)(3) because the Proposal, by its terms, "appears to impose no limitation on the duration of the specified reforms" and is thus impermissibly vague and indefinite in nature. See *SunTrust Banks, Inc.* (December 31, 2008). As further described below, the Company believes that the failure to specify the intended duration of such reforms renders the Proposal misleading in violation of Rule 14a-9.

In accordance with Rule 14a-8(j) under the Exchange Act, the Company hereby respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend enforcement action against the Company if the Proposal and the Supporting Statement are omitted from the Proxy Materials in reliance on Rule 14a-8(i)(3) under the Exchange Act.

One Wall Street, 10th Floor, New York, NY 10286
T 212 635 1204 F 212 635 1070 carl.krasik@bnymellon.com

This letter is being filed with the Staff less than 80 calendar days before the Company plans to files its definitive Proxy Materials for the 2009 Annual Meeting. As further described below, the Company respectfully requests waiver of the 80-day requirement of Rule 14a-8(j) for "good cause."

The Proposal

The Proposal reads as follows:

Resolved: Given that Bank of New York Mellon ("Company") is a participant in the Capital Purchase Program established under the Troubled Asset Relief Program ("TARP") of the Economic Emergency Stabilization Act of 2008 ("Stabilization Act") and has received an infusion of capital from the U.S. Treasury, Company shareholders urge the Board of Directors and its compensation committee to implement the following set of executive compensation reforms that impose important limitations on senior executive compensation:

- A limit on senior executive target annual incentive compensation (bonus) to an amount no greater than one times the executive's annual salary;
- A requirement that a majority of long-term compensation be awarded in the form of performance-vested equity instruments, such as performance shares or performance-vested restricted shares;
- A freeze on new stock option awards to senior executives, unless the options are indexed to peer group performance so that relative, not absolute, future stock price improvements are rewarded;
- A strong equity retention requirement mandating that senior executives hold for the full term of their employment at least 75% of the shares of stock obtained through equity awards;
- A prohibition on accelerated vesting for all unvested equity awards held by senior executives;
- A limit on all senior executive severance payments to an amount no greater than one times the executive's annual salary; and
- A freeze on senior executives' accrual of retirement benefits under any supplemental executive retirement plan (SERP) maintained by the Company for the benefit of senior executives.

Grounds for Omission - Rule 14a-8(i)(3) (based on violation of Rule 14a-9)

Rule 14a-8(i)(3) under the Exchange Act permits the Company to exclude a stockholder's proposal where such proposal violates the proxy rules, including Rule 14a-9 thereof. Rule 14a-9 bars statements which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements therein not false or misleading.

The introductory language of the resolution states that the Proposal is being made "given that Bank of New York Mellon ('Company') is a participant in the Capital Purchase Program established under the Troubled Asset Relief Program ('TARP') of the Economic Emergency Stabilization Act of 2008 ('Stabilization Act')." This introductory language is likely to mislead the Company's stockholders as to a material fact, namely, whether or not the duration of the policies and restrictions set forth in the Proposal will be permanent or temporary in nature. Because this introductory language appears to link the Proposal's policies and restrictions to the Company's existing participation in the TARP, stockholders may infer that the reforms set forth in the Proposal are intended to be temporary in duration in the same way that participation in the TARP itself and compliance with the executive compensation limitations imposed in the Stabilization Act are temporary, insofar as they continue only so long as the U.S. Treasury holds an equity or debt position in the Company. In this context, the failure expressly to specify the duration of the Proposal is likely to mislead stockholders into thinking their vote is being solicited for a temporary proposal. However, the Proposal does not in fact specify whether the duration of the reforms that would be implemented by the Company's Board of Directors and compensation committee if the Proposal is enacted is intended to be temporary or permanent. As the result, the Company believes that, in the absence of a clearly stated intention with regard to duration, the Proposal is vague and indefinite, and thus misleading under Rule 14a-9 and excludable from the Proxy Materials under Rule 14a-8(i)(3). As the Staff has noted, Rule 14a-8(i)(3) may permit the exclusion of a stockholder's proposal where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004).

Most recently, and directly relevant to whether the Proposal may be omitted from the Proxy Materials, on December 31, 2008, the Staff concurred that SunTrust Banks, Inc. ("SunTrust") may exclude a proposal (the "SunTrust Proposal") submitted by the International Brotherhood of Teamsters General Fund (the "Teamsters") under Rule 14a-8(i)(3). See *SunTrust Banks, Inc.* (December 31, 2008). SunTrust argued that the SunTrust Proposal was vague and indefinite because the proposal was stated to be operative "in the event that" SunTrust "chooses to participate in the Troubled Asset Relief Program", but then failed to specify the duration of the limits being sought. SunTrust pointed out that the failure to specify the intended duration of the policies and restrictions embodied in the SunTrust Proposal was likely to mislead SunTrust's shareholders as to a material fact because of the confusion as to whether the proposed limitations would apply only for so long as SunTrust participates in TARP or indefinitely. The Staff agreed with SunTrust that there was a basis for SunTrust to exclude the SunTrust Proposal from its proxy statement in reliance on Rule 14a-8(i)(3).

Although the SunTrust Proposal and the Proposal are not identical in terms of the substantive compensation limits proposed[1], the overall structure and intent of the proposals are substantially identical, and the content is substantially the same. In our view, the Proposal is misleading in substantially the same way as the SunTrust Proposal in that the Proposal is characterized as arising in the context of a temporary government program but there is no indication as to whether the Proposal is intended to be made effective for a corresponding limited duration or, rather, an indefinite duration. For these reasons, as with the SunTrust Proposal, the Proposal is vague and indefinite and thus misleading under Rule 14a-9 and excludable under Rule 14a-8(i)(3).

Request for Waiver of the 80-Day Requirement

Rule 14a-8(j) requires a company to file its reasons for excluding a proposal from its proxy statement no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. However, Rule 14a-8(j) does allow a company to submit its reasons after 80 calendar days upon its demonstration of "good cause."

The Company anticipates that it will commence printing its Proxy Materials for the 2009 Annual Meeting on or about March 13, 2009 and will file its 2009 Proxy Materials on or about March 16, 2009. The Company acknowledges that this no-action request is being submitted less than 80 calendar days before the Company plans to file its Proxy Materials. The Company, however, believes that it has "good cause" for the delay. Based on the SunTrust no-action letter (which became available after the 80-day deadline), the Company believes that the Proposal may be excluded from the Proxy Materials under Rule 14a-8(i)(3). Given the brevity of the argument above, the recent SunTrust no-action letter and the close parallels between the SunTrust Proposal and the Proposal, the Company believes that the Staff will not be unduly burdened by this request and will have adequate time to consider the arguments presented above. In addition, the Proponent will have ample opportunity to respond to the Company's arguments under the schedule above prior to any response issued by the SEC. We believe that the Proponent is familiar with these arguments because it has received the same challenge under Rule 14a-8(i)(3) to proposals that are identical to the Proposal. See, *e.g.*, the no-action request letter submitted by The PNC Financial Services Group, Inc. on December 29, 2008.

* * * * *

For the foregoing reasons, the Company believes it may properly exclude the Proposal from the 2009 Proxy Materials. Accordingly, the Company respectfully requests that the Staff confirm that it will not recommend enforcement action if the Company omits the Proposal from its 2009 Proxy Materials. If the Staff does not concur with the Company's position, we would

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1 Although the specific executive compensation limits included in the SunTrust Proposal are different in some respects from the Proposal, the Company believes that these differences are not material to the analysis. In addition, although the Teamsters and the Carpenters Union are separate organizations, they have publicly formed a coalition (together with the electrical workers, laborers, sheet metal workers and bricklayers unions) to submit the same proposal to at least 25 financial services companies. *See* Stephen Taub, *Companies Find Themselves TARPed and Feathered*, Compliance Week (Dec. 9, 2008) (visited Jan. 13, 2008) https://www.complianceweek.com/article/5182/companies-find-selves-tarped-and-feathered.

appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a Rule 14a-8 response. In accordance with Rule 14a-8(j), by copy of this letter and its attachments, the Proponent is being notified of the Company's intention to omit the Proposal from the 2009 Proxy Materials. The Proponent is requested to copy the undersigned on any response it may choose to make to the Staff.

If you have any questions or need any further information, please call the undersigned at 212.635.1204 (New York, NY office) or 412.234.5222 (Pittsburgh, PA office) or by facsimile at 212.635.1070 (New York Office) or 412.236.5909 (Pittsburgh, PA office).

Yours truly,

Carl Krasik

Enclosures

cc: Mr. Mark Erlich
Hannah T. Frank

US_ACTIVE-101036657.2

EXHIBIT A

Carpenters Benefit Funds

350 Fordham Road
Wilmington, MA 01887
www.carpentersfund.org
Phone 978-694-1000
Fax 978-657-9973

Mark Erlich
Chairman

Harry R. Dow
Executive Director

[SENT VIA MAIL AND FACSIMILE 412-234-1813]

November 12, 2008

Arlie R. Nogay
Corporate Secretary
Bank of New York Mellon
One Wall Street
New York, New York 10286

Dear Mr. Nogay:

On behalf of the New England Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Bank of New York Mellon ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal addresses executive compensation issues related to the Company's participation in the Troubled Asset Relief Program, and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of 28,326 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you would like to discuss the Proposal, please contact Ed Durkin at edurkin@carpenters.org or at (202)546-6206 x221 to set a convenient time to talk. Please forward any correspondence related to the proposal to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or via fax to (202) 543-4871.

Sincerely,

Mark Erlich

Mark Erlich
Fund Chairman

cc. Edward J. Durkin
Enclosure

TARP Capital Purchase Program
Executive Compensation Reforms Proposal

Resolved: Given that Bank of New York Mellon ("Company") is a participant in the Capital Purchase Program established under the Troubled Asset Relief Program ("TARP") of the Economic Emergency Stabilization Act of 2008 ("Stabilization Act") and has received an infusion of capital from the U.S. Treasury, Company shareholders urge the Board of Directors and its compensation committee to implement the following set of executive compensation reforms that impose important limitations on senior executive compensation:

- A limit on senior executive target annual incentive compensation (bonus) to an amount no greater than one times the executive's annual salary;
- A requirement that a majority of long-term compensation be awarded in the form of performance-vested equity instruments, such as performance shares or performance-vested restricted shares;
- A freeze on new stock option awards to senior executives, unless the options are indexed to peer group performance so that relative, not absolute, future stock price improvements are rewarded;
- A strong equity retention requirement mandating that senior executives hold for the full term of their employment at least 75% of the shares of stock obtained through equity awards;
- A prohibition on accelerated vesting for all unvested equity awards held by senior executives;
- A limit on all senior executive severance payments to an amount no greater than one times the executive's annual salary; and
- A freeze on senior executives' accrual of retirement benefits under any supplemental executive retirement plan (SERP) maintained by the Company for the benefit of senior executives.

Supporting Statement: Many Company shareholders are experiencing serious financial losses related to the problems afflicting our nation's credit markets and economy. The Company's financial and stock price performance has been challenged by these credit market events and their impact on the nation's economy. The Company's participation in the Stabilization Act's TARP is the result of these broad capital market problems and decisions made by Company senior executives.

Generous executive compensation plans that produce ever-escalating levels of executive compensation unjustified by corporate performance levels are major factors undermining investor confidence in the markets and corporate leadership. Establishing renewed investor confidence in the markets and corporate leadership is a critical challenge. Congress enacted executive compensation requirements for those companies participating in the Stabilization Act's TARP. Unfortunately, we believe those executive compensation restrictions fail to adequately address the serious shortcomings of many executive compensation plans. This proposal calls for a set of more rigorous executive compensation reforms that we believe will significantly improve the pay-for-performance features of the Company's plan and help restore investor confidence. Should existing employment agreements with Company senior executives limit the Board's ability to implement any of these reforms, the Board and its compensation committee is urged to implement the proposed reforms to the greatest extent possible. At this critically important time for the Company and our nation's economy, the benefits afforded the Company from participation in the TARP justify these more demanding executive compensation reforms.